Anthony T. Skiadas Senior Vice President and Controller	Verizon Communications Inc. 1095 Avenue of the Americas New York, New York 10036 Phone 908 559-5741 tony.skiadas@verizon.com

January 15, 2016

Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

Re:	Verizon Communications Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 23, 2015 File No. 1-08606

Dear Mr. Pacho,

Verizon Communications Inc. (“Verizon”, the “Company”, “we”) respectfully provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 29, 2015, relating to the above-referenced filing.

To facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

1.	Please tell us how many operating segments the Company has identified subsequent to the 2015 reorganization. To the extent your identified operating segments have changed, please clarify how your identified operating segments reconcile to your two reportable segments, including the significance of other operating segments not heretofore identified.

Consistent with our telephonic conversation with the Staff on December 8, 2015, we respectfully advise the Staff that subsequent to the 2015 reorganization and following the acquisition and integration of AOL Inc. (“AOL”) in mid-2015, the Company has identified three operating segments – Wireless, Wireline and the operations of AOL and related businesses. The operations of AOL and related businesses meet the definition of an operating segment but fail to meet the quantitative thresholds pursuant to ASC 280-10-50-12 for separate reporting at this time.

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As at September 30, 2015, the significance of the operations of AOL and related businesses based on ASC 280-10-50-12, expressed as a percentage of Verizon’s total operations, are as follows:

Reported Revenue:	0.7%

Operating income (loss):	0.8%

Segment total assets:	2.6%

We do not believe that information about the AOL and related business segment would be useful to readers of the financial statements at this time due to the startup nature of those businesses. Accordingly we do not separately disclose this operating segment.

2.	We note from your September 22, 2015 response the CODM receives financial and operational data with respect to each of Wireline’s customer groups – Mass Markets, Global Enterprise, and Global Wholesale – and that this financial and operational information includes revenues, Contribution Margin, and operational data. Please explain to us the following:

a.	How often the CODM receives financial information for each of the three customer groups within Wireline.

The CODM receives financial information for each of the three customer groups within Wireline on both a monthly and quarterly basis.

b.	What the CODM uses Contribution Margin for during his review.

The CODM uses Contribution Margin, a measure of revenue less direct costs, to monitor how direct costs move in proportion to revenue. The CODM does not use Contribution Margin as the basis for performance evaluation or resource allocation decisions because the direct costs included in Contribution Margin represent only a portion of the total costs of delivering our products and services. As previously stated, approximately half of the expenses in the Wireline segment are not direct costs of our products and services but are incurred to support the Wireline network and other segment activities.

c.	Whether the SVP & President of Operations also receives revenue and Contribution Margin for each of the three customer groups within Wireline and, if so, what he uses this information for during his review.

The EVP and President of Operations receives revenue and Contribution Margin for each of the three customer groups within Wireline. Similar to the CODM, he uses Contribution Margin to monitor how direct costs move in proportion to revenue. In situations where the relationship between direct costs and revenue differs from expectations, he works with his direct reports to understand the reason for the variance and then, as appropriate, to develop strategies to address the variance.

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d.	Whether any individuals are held accountable for operating results with respect to each of Wireline’s three customer groups.

No individual is held accountable for the operating results with respect to each of Wireline’s three customer groups. The EVP and President of Operations is held accountable for the operating results of the entire Wireline segment and each individual reporting to the EVP and President of Operations is responsible for the functional areas they manage. Certain functional areas support all three customer groups.

3.	Please confirm the level at which the CODM reviews budgets, and address whether he reviews budgets for each of Wireline’s customer groups. If not, tell us who is responsible for this review.

The CODM reviews and approves annual budgets at the operating segment level to ensure that they are consistent with the overall strategic direction of the Company and with the financial and operational targets he has established for the operating segments. The EVP and President of Operations develops a budget plan for the Wireline segment based upon financial and operating targets set by the CODM. The EVP and President of Operations is responsible for reviewing and approving the budget for each of Wireline’s customer groups, which consists of revenues and direct costs. He is also responsible for reviewing and approving the budgets of the other functions comprising the Wireline segment.

4.	With respect to the organizational chart in Exhibit A of the November 10, 2015 response:

a.	Please tell us how the organizational chart aligns to the three identified customer groups within Wireline.

The Operations organization reporting to the EVP and President of Operations is structured around the Wireless and Wireline networks serving our customers. This organization is comprised of functional groups in order to assist in providing efficient, reliable service to our customers over the respective networks. The functional groups under the Wireless organization are Wireless network operations and Wireless customer sales and support. The functional groups under the Wireline organization are Wireline network operations and the three identified customer groups -- Wireline consumer and mass business sales and support, Wireline enterprise sales and support and Wireline wholesale sales and support (called partner solutions). The Operations organization includes certain administrative functions that provide day-to-day support to the customer facing sales and support operations and network build and maintenance operations. These administrative functions include certain operations-specific legal, marketing, financial planning and analysis, technology and business strategy resources.

b.	Please distinguish the roles and responsibilities of each individual within the organizational chart.

The roles and responsibilities of each individual within the organization chart are as follows:

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•	EVP and President Operations – Oversees customer facing operations - implements sales, marketing and operations strategies for the Wireline and Wireless businesses.

Network Operations

•	SVP and Chief Network Officer Wireless – Directs the planning, engineering, building and operation of the Wireless voice and data networks.

•	EVP – Wireline Operations – Directs the design of global Wireline networks to support Wireline products and oversees service delivery of voice, data and video services for Mass Markets.

Customer Sales, Marketing and Support

•	EVP – Wireless Operations – Oversees Wireless sales, marketing and customer care.

•	SVP and Group President Consumer Mass Business Sales and Services – Oversees Mass Markets sales, marketing and customer care.

•	SVP and Group President Verizon Enterprise Solutions – Oversees Global Enterprise sales, marketing and customer care.

•	SVP and Group President Verizon Partner Solutions – Oversees Global Wholesale sales, marketing and wholesale account management functions.

Centralized Administrative Services for Customer-Facing Operations

•	SVP and Chief Financial Officer Finance Operations – Responsible for providing financial planning and analysis support to the Wireless and Wireline business units.

•	SVP – Business Transformation – Oversees initiatives to transform the Wireless and Wireline business to expand market leadership and growth.

•	SVP and General Counsel Operations – Primarily supports both the Wireline and Wireless businesses on commercial legal items.

•	SVP and Chief Information Officer Consumer Mass Business and Wireless – Responsible for the information systems portfolio and infrastructure supporting Wireless and Mass Markets.

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•	SVP – Marketing and Sales Operations – Responsible for leading marketing initiatives for Wireless and Mass Markets.

•	SVP – Wireless Business Development – Responsible for the Wireless business merger and acquisition activity.

c.	Please clarify what the SVP & Group Presidents of Consumer Mass Business Sales & Service, Verizon Enterprise Solutions, and Verizon Partner Solutions are held accountable for in their respective positions. To the extent they are held accountable for operating performance, please describe how they are held accountable.

The SVP & Group Presidents of Consumer Mass Business Sales & Service, Verizon Enterprise Solutions and Verizon Partner Solutions are held accountable for sales, marketing and customer care related to their respective customer groups. As discussed during our telephonic conversation on December 8, 2015, the SVP & Group Presidents of Consumer Mass Business Sales & Service, Verizon Enterprise Solutions and Verizon Partner Solutions do not have accountability for certain key operations/functions that impact their respective customer groups, such as supply chain, network, marketing and branding, finance operations and human resources. They are held accountable for achieving certain operating performance targets, such as customer growth and churn rates. To the extent results do not meet these targets, they are responsible for developing and overseeing remedial action plans and strategies.

5.	Please tell us how you considered the requirements in ASC 250-10-50-40. Specifically, please discuss how you evaluated your various product and service offerings within Mass Markets, Global Enterprise, and Global Wholesale. For example, we note from various earnings call transcripts that you discuss trends of FiOS and traditional networks separately.

We respectfully advise the Staff that our Segment Reporting disclosure of revenues from external customers for each of Mass Markets, Global Enterprise, and Global Wholesale is in compliance with the requirements of ASC 280-10-50-40 which requires the disclosure of revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. We believe the products and services that we provide within each of our customer groups have similar characteristics and such determination is consistent with how we manage the products and services.

We provide our Wireline communications products and services through an integrated network. For each group of similar products or services provided through our integrated network we disclose revenues. Accordingly, we have historically disclosed revenues for Mass Markets, Global Enterprise and Global Wholesale.

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Global Enterprise offers products and services designed to meet the communication related needs of medium and large business customers. These services primarily consist of advanced communication services and private IP and/or ethernet networking products, as well as solutions that in many cases are designed specifically to meet customer specifications. Accordingly we believe our disclosure of Global Enterprise revenues is in compliance with ASC 280-10-50-40.

Global Wholesale provides local, long distance and other carriers with access to our networks for the transmission of data, voice, local dial tone and broadband services that they provide to their customers. Accordingly we believe our disclosure of Global Wholesale revenues is in compliance with ASC 280-10-50-40.

Mass Markets offers broadband services, local exchange and long distance voice services to consumer retail and small business customers. In applying the guidance under ASC 280-10-50-40, we have differentiated between revenues generated from consumer retail and small business customers, based on the unique packaging and pricing characteristics required to compete in each market. During the last decade, for certain geographies, we have transitioned our delivery mechanism of these products and services from copper wire (our traditional technology) to fiber optic cable (advanced technology). As a result, we often provide revenue information related to Fios in an effort to communicate how our services have transitioned from copper to fiber optics. We believe that the group of products and services offered to our Mass Markets customers, including the Fios services delivered over fiber optic cable, are similar in nature.

In light of our historical practice of discussing trends of Fios revenues in our earnings calls and in Management’s Discussion and Analysis of Financial Condition in our quarterly and annual reports, we acknowledge that increased transparency as it relates to the revenue composition in our Wireline segment would facilitate our investors’ understanding of the transition of services from copper to fiber. Accordingly, we will disclose Fios revenues within the Wireline segment for each period presented in our segment footnote prospectively beginning with our Form 10-K for the year ended December 31, 2015.

* * * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If the Staff has any questions regarding the Company’s responses, you may contact me at (908) 559-5741 or Monty Garrett at (908) 559-3055. In addition, we respectfully request that you provide a facsimile of any additional comments that you may have to my attention (fax: (908) 696-2056).

Sincerely,

/s/ Anthony T. Skiadas

Anthony T. Skiadas Senior Vice President and Controller

cc:	Mr. Francis J. Shammo Mr. William L. Horton, Jr. Mr. Monty W. Garrett